Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Spirit Airlines, Inc. for the registration of common stock, non-voting common stock, preferred stock, debt securities, warrants, rights, purchase contracts and units and to the incorporation by reference therein of our report dated February 22, 2012, with respect to the financial statements of Spirit Airlines, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/Ernst & Young LLP

Certified Public Accountants

Miami, Florida

July 25, 2012